Correspondence

October 15, 2018

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Jenn Do Tracie Mariner Office of Manufacturing and Construction

Re:	China XD Plastics Co Ltd Form 10-Q for Fiscal Quarter Ended June 30, 2018 Filed August 9, 2018 Form 10-K for Fiscal Year Ended December 31, 2017 Filed March 16, 2018 File No. 1-34546

Dear Mses. Do and Mariner:
This letter responds to the comments set forth in the letter to China XD Plastics Co Ltd (the “Company”) dated September 21, 2018 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to Taylor Zhang, the Company’s Chief Financial Officer, regarding the Company’s Quarterly Report on Form 10-Q filed on August 9, 2018 and Annual Report on Form 10-K filed on March 16, 2018.
For your convenience, we have repeated and numbered the comments in italicized, bold print, and the Company’s responses are provided below each comment.
Form 10-Q for Fiscal Quarter Ended June 30, 2018

Financial Statements

Note 1- Basis of presentation, significant concentrations and risks
(b) Accounting Pronouncement Adopted in 2018
Revenue recognition, page 6

1.
We note your disclosures on page 6 for the adoption of ASC 606, which appear to substantially replicate the disclosures you provided in your 2017 Form 10-K in accordance with SAB 74 rather than the disclosures required by ASC 606-10-50. Please tell us how you considered the disclosure guidance set forth in ASC 606-10-50 (e.g. explanations of your performance obligations, transaction price allocated to remaining performance obligations, significant judgments applied, determining the timing of satisfaction of each performance obligation, election of practical expedients, etc.). We remind you of the guidance in Rule 10-01(a)(5) of Regulation S-X, which would elicit both annual and interim periods financial statement disclosures prescribed by new accounting principles and practice in each quarterly report in the year of adoption.

Securities and Exchange Commission
October 15, 2018

Response:
The Company acknowledges the Staff’s comment. In addition to the paragraph disclosed in the Company’s Form 10-Q for the quarter ended June 30, 2018, beginning with September 30, 2018 Form 10-Q, the Company will also include the following disclosures regarding revenue from contracts with customers in accordance with ASC 606-10-50:

Revenue Recognition:

The Company recognizes revenue upon transfer of control of its products to the customers, which typically occurs upon delivery. The Company’s main performance obligation to its customers is the delivery of products in accordance with purchase orders. Each purchase order defines the transaction price for the products purchased under the arrangement. The Company sells its products primarily to the distributors and to a lesser extent to the direct customers. For sales in the People’s Republic of China (“PRC”), acceptance of delivery of the products by the distributors is evidenced by goods receipt notes signed by the distributors’ customers (or end users). The distributors accept the products at the time they are delivered to the distributors’ customers (or end customers). Delivery acceptance is evidenced by signed goods receipt notes. The Company has no remaining obligations after the distributors’ acceptance of the products. Under the terms of the contracts or purchase orders between the Company and the distributors, the control of the products is transferred to the distributor upon the signing of the goods receipt notes and the distributor has no rights to return the products (other than for defective products). For sales to the overseas customers, delivery of the products occurs at the point in time the product is delivered to the named port of shipment, which is when the control of the products is transferred to the customer.

The selling price, which is specified in the purchase orders, is fixed. Under the terms of the purchase orders, upon the sale of the products to the distributors and the signing of the good receipts notes, the Company has the legal enforceable right to receive full payment of the sales price. The distributors’ obligation to pay the Company is not dependent on the distributors selling the products or collecting cash from their customers (or end customers). The customer is required to pay under normal sales terms. The Company’s normal payment terms in most cases are 90 days and its sales arrangements do not have any material financing components. In addition, the Company’s customer arrangements do not produce contract assets or liabilities that are material to its consolidated financial statements.

Incremental costs to fulfill the Company’s customer arrangements are expensed as incurred, as the amortization period is less than one year.

The Company’s sales are net of value added tax (“VAT”) and business tax and surcharges collected on behalf of tax authorities in respect of product sales. VAT and business tax and surcharges collected from customers, net of VAT paid for purchases, is recorded as a liability in the consolidated balance sheets until it is paid to the tax authorities.

Outbound freight and Handling costs:

The company accounts for product outbound freight and handling costs as fulfillment activities and present the associated costs in costs of goods sold in the period in which it sells the product.

Securities and Exchange Commission
October 15, 2018

Disaggregation of Revenues:

The company manufactures and sells modified plastics primarily for automotive applications in China and to a lesser extent, in Dubai, United Arab Emirates (“UAE”). The Company disaggregates revenue based on its major customer grouping as this category represents the most appropriate depiction of how the nature, amount, and timing of revenues and cash flows are affected by economic factors. Sales by major customer group are as follows:

Distributors – represents sales to the distributors, who re-sell our products to end customers. Geographically, this category only includes sales in China.

Direct customers – represents sales sold directly to customers in automotive applications and electrical appliances industry. Geographically, this category mainly includes sales to Republic of Korea (“ROK”) and to a lesser extent, in PRC.

Others – mainly represents agent fee of raw material trading.

The following tables provide sales by major customer group for the three and six months ended June 30, 2018 and 2017:

	Three months ended June 30		Six months ended June 30
	2018	2017	2018	2017
	US$	US$	US$	US$
Distributor	314,782,831	278,758,465	618,143,747	516,462,966
Direct customers	2,111,407	34,797,198	9,148,702	34,932,326
Others	435,282	-	490,104	568
Total	317,329,520	313,555,663	627,782,553	551,395,860

Form 10-K for Fiscal Year Ended December 31, 2017
Risk Factors, page 48
2.
We note the risk factors on pages 60-61 related to PRC restrictions that could prevent you from distributing dividends to your foreign subsidiaries. Please tell us how you considered the requirements under Article 5-04 of Regulation S-X to provide condensed parent only financial statements.

Response:

The Company respectfully advises the Staff that the Company believes the restrictions on currency exchange imposed by the PRC foreign exchange regulations and enforced by State Administration of Foreign Exchange (“SAFE”) do not automatically constitute the “restrictions” for purposes of Rule 4-08(e)(3) under Regulation S-X, because the restrictions on currency exchange in substance do not prohibit the Company’s subsidiaries or consolidated affiliated Chinese entities from transferring net assets to the Company in the combined forms of loans, advances and cash dividends without the consent of SAFE, provided that certain procedural formalities are complied with. The currently effective PRC foreign exchange regulations expressly stipulate that China does not restrict the international dividend payment and international payments or transfers under current account transactions, including the advance payment. These limitations in the abstract do not prohibit or preclude advances or cash dividend from a PRC subsidiary to a foreign parent without the consent of SAFE. The PRC foreign exchange regulations do impose SAFE-administered quota limitation on loans from a PRC subsidiary to a foreign parent as well as certain limitations on capital account transactions by imposing filing and registration requirements and, in certain circumstances, burdensome, time-consuming or unpredictable procedures to be followed. However, the Company has not historically incurred such loan transaction and will unlikely incur it in the future. Even if the Company would like to effect a fund transfer from a PRC subsidiary to its foreign parent, the Company has the latitude to choose to arrange such transfer through advances or cash dividend on which there is no limitation imposed. The Company believes that only when a PRC subsidiary is expressly rejected by SAFE to loan, advance or pay dividend to its foreign parent or when a PRC subsidiary hits a specific foreign exchange quota set by SAFE in any loan, advance or dividend payment will such limitation fall within the “restriction” for purposes of Rule 4-08(e)(3). Therefore, the Company does not consider the limitation from the PRC foreign exchange regulations as the “restriction” under Rule 4-08(e)(3) and does not include it in its calculation of the restricted net assets.

Securities and Exchange Commission
October 15, 2018

Based on the Company’s group structure, the registered capital of domestic PRC subsidiaries of the Company’s wholly foreign owned entity (the “WFOE”) may be reduced as approved by their respective shareholders, subject to the minimum registered capital requirements under PRC law and after repayment of or provision for guarantees of debt as required by creditor (if any), and any excess registered capital after such reduction (“Excess Capital”) may be transferred to such shareholders within the PRC without the consent of a third party pursuant to relevant PRC laws, rules and regulations. The Company respectfully notes that such Excess Capital may be transferred to the WFOE, which could be in turn transferred to the parent of the WFOE (a non-PRC entity) and ultimately transferred to the Company in the form of dividend distributions.

As a result, under the applicable PRC laws, rules and regulations, the Company’s restricted net assets (which consist of the registered capital of the WFOE and the minimum required registered capital of the WFOE’s domestic PRC subsidiaries, together with the statutory reserve disclosed on page F-34 of its 2017 Form 10-K) should have been RMB1,184.5 million (equivalent to US$191.5 million), as of December 31, 2017. Furthermore, the restricted net assets amount as of December 31, 2017 did not exceed 25% of the Company’s consolidated net assets as of December 31, 2017, and consequently the Company would not be required to file the schedule information required by Rule 5-04 of Regulation S-X.

* * * * *

Securities and Exchange Commission
October 15, 2018

The Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *
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Securities and Exchange Commission
October 15, 2018

Please contact me at telephone number (212) 747-1118 if you have any questions about this response letter.
Sincerely yours,

China XD Plastics Co Ltd

/s/ Taylor Zhang
Taylor Zhang
Chief Financial Officer
cc:	Jerome J. Ku, Esq. Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP